AB 3/20

*AB 3/8

[redacted]

12013089

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-68667

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/2/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AX Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Dock Street, Suite 620
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin M. Callahan — (203) 216-1288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16

OATH OR AFFIRMATION

I, Kevin M. Callahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AX Trading, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

LOREN E. MORRISSEY
Notary Public
No. 115931
My Commission Expires July 31, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

AX TRADING LLC

(a wholly owned subsidiary of AX Trading Group, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

AX TRADING LLC
(a wholly owned subsidiary of AX Trading Group, LLC)

Contents

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member of
AX Trading LLC

We have audited the accompanying statement of financial condition of AX Trading LLC (the "Company") (a wholly owned subsidiary of AX Trading Group, LLC) as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of AX Trading LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Eisner Amper LLP

New York, New York
February 28, 2012

AX TRADING LLC
(a wholly owned subsidiary of AX Trading Group, LLC)

Statement of Financial Condition
December 31, 2011

ASSETS	
Cash	$ 61,952
Clearing deposit	100,000
Fixed assets, net of accumulated depreciation and amortization of $84,168	487,028
Prepaid expenses	29,666
Other assets	2,984
Due from parent	247,369
	$ 928,999
LIABILITIES	
Accounts payable	$ 2,968
MEMBER'S EQUITY	926,031
	$ 928,999

See notes to statement of financial condition

NOTE A - ORGANIZATION

AX Trading LLC (the "Company"), a wholly owned subsidiary of AX Trading Group, LLC (the Parent"), is a limited liability company and was formed under the laws of the state of Delaware on May 26, 2010. On June 2, 2011, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority.

As an introducing broker-dealer, the Company acts primarily as a trading exchange where professional traders can connect and trade with one another to help find liquidity.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

[1] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[2] Commissions and clearing costs:

All commissions and clearing costs are recorded on a trade-date basis.

[3] Income taxes:

The Company is a single member limited liability company wholly owned by the Parent and is a disregarded entity for federal and state income tax purposes. As such, the Company's income or losses are included in the Parent's tax returns for the year ended December 31, 2011.

The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained, assuming examination by tax authorities. Management has reviewed the Company's tax positions and concluded that no provisions for unrecognized tax benefits or expenses is required in these financial statements.

NOTE C - CLEARING DEPOSIT

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $100,000.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and, as such has not recorded any contingent liability in the financial statements for this indemnification.

NOTE D - RELATED PARTY TRANSACTIONS

The Company maintains an administrative services agreement with the Parent. Pursuant to the agreement, the Parent provides accounting, administrative, office space, human resources and other services. For the period from June 2, 2011 and December 31, 2011, most commissions earned were from affiliated entities.

During the year ended December 31, 2011, the Company made a noninterest-bearing advance to the Parent in the amount of $247,367, of which $0 was repaid. The Parent intends to repay this balance via future offsets of amounts owed under the administrative services agreement and periodic cash repayments.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements, with related parties, may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

NOTE E - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of 12 1/2% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2011, the Company had net capital of $160,886, which is $155,886 in excess of its required net capital.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2011, the Company's ratio of aggregate indebtedness to net capital was .02 to 1.

The Company claims an exemption from the Securities Exchange Commission Customer Protection Rule 15c3-3 pursuant to Section (k)(2)(ii) and all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

NOTE F - FIXED ASSETS

Fixed assets at December 31, 2011 are comprised of the following:

Computer and office equipment	$ 165,057
Furniture and fixtures	433
Software	405,706
Total cost	571,196
Less accumulated depreciation	84,168
Fixed assets, net	$ 487,028